UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   KINNER, SUZANNE
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP OF HUMAN RESOURCES
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  03/03/00    M        20,626        A  $13.0625                    D  Direct
Common Stock                                  03/03/00    S        20,626        D  $32.2813                    D  Direct
Common Stock                                  03/03/00    M        4,374         A  $13.0625                    D  Direct
Common Stock                                  03/03/00    S        4,374         D  $32.2813     0              D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $13.0625        03/03/00       M                          4,374            (1)          03/01/09
to buy)
Non-Qualified Stock Option     $13.0625        03/03/00       M                          20,626           (2)          03/01/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  03/03/00  Common Stock                   4,374                     0             D   Direct
to buy)
Non-Qualified Stock Option     03/03/00  Common Stock                   20,626                    0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Option begins vesting on 3/1/99 and is exercisable as to 4,374 shares on 3/1/00, 1,093 shares on 6/1/00, 1,094 shares on 9/1/00,
1,094 shares on 12/1/00, then 1,913 shares for 1 quarter and 1,914 for 3 quarters each year ending 12/1/01 and 12/1/02 with the remaining 6,250 shares vesting 3/1/03.
(2)
Option begins vesting on 3/1/99 and is exercisable as to 20,626 shares on 3/1/00, 5,156 shares on 6/1/00, 5,156 shares on 9/1/00,
5,157 shares on 12/1/00, then 4,336 shares for 3 quarters and 4,337 shares for 1 quarter each year ending 12/1/01 and 12/1/02.

SIGNATURE OF REPORTING PERSON
/S/ KINNER, SUZANNE
DATE